EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Six Months Ended
	June 30,
	2005	2004
Income before income taxes, cumulative effect of changes in accounting principles, losses in equity investments and minority interests	$601	$564

Fixed charges deducted from income:
Interest expense	244	232
Implicit interest in rents	25	25

	269	257

Earnings available for fixed charges	$870	$821

Interest expense	$244	$232
Capitalized interest	2	10
Implicit interest in rents	25	25

Total fixed charges	$271	$267

Ratio of earnings to fixed charges	3.2 x	3.1 x